Exhibit 12.1

priceline.com Incorporated
CALCULATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	Three Months Ended September 30,				Nine Months Ended September 30,
	($000)				($000)
	2006		2005		2006		2005

Fixed Charges Computation :

Preferred stock dividend	$1,063		$976		$1,927		$1,854

Interest expense, including amortization of debt issuance costs	1,550		1,245		4,603		3,777

Total fixed charges and preferred dividends	$2,613		$2,221		$6,530		$5,631

Earnings Computation :

Earnings before income taxes, equity in income (loss) of investees and minority interests	$33,032		$12,672		$50,972		$29,786

Less :

Preferred stock dividend	(1,063)		(976)		(1,927)		(1,854)

Minority interests	(1,708)		(473)		(2,365)		(659)

Add :

Fixed charges	2,613		2,221		6,530		5,631

Earnings as adjusted	$32,874		$13,444		$53,210		$32,904

Ratio of earnings to fixed charges	21.2	x	10.8	x	11.6	x	8.7	x

Ratio of earnings to fixed charges and preferred dividends	12.6	x	6.1	x	8.1	x	5.8	x